Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-146701

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed and declared effective with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted without delivery of a final prospectus supplement and accompanying prospectus. This supplement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

SUBJECT TO COMPLETION — DATED NOVEMBER 9, 2010

$682,546,000 Automobile Receivables Backed Notes

AmeriCredit Automobile Receivables Trust 2010-4

Issuing Entity

AFS SenSub Corp.

Depositor

Sponsor and Servicer

Supplement, dated November 9, 2010 (subject to completion)

to

Prospectus Supplement, dated November 4, 2010 (subject to completion)

to

Prospectus, dated November 7, 2007

This Supplement revises, and should be read in conjunction with the Prospectus Supplement, dated November 4, 2010 (subject to completion), and the Prospectus, dated November 7, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this supplement, or the prospectus supplement or the prospectus to which it relates, is truthful or complete. Any representation to the contrary is a criminal offense.

The depositor (the “registrant”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this supplement to prospectus supplement relates. Before you invest, you should read the prospectus in that registration statement and other documents the registrant has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the depositor or any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-669-7629 or by emailing ABS_Synd@jpmorgan.com.

Joint Bookrunners

Credit Suisse	Deutsche Bank Securities	J.P. Morgan	RBS

Co-Managers

UBS Investment Bank	Wells Fargo Securities

The Prospectus Supplement referenced above is hereby revised as follows:

The Sponsor and the Servicer:

•	The second sentence of the third paragraph should read:

As of September 30, 2010, AmeriCredit serviced a portfolio of approximately 800,000 automobile loan contracts with an aggregate outstanding balance of approximately $9 billion.

•	The eighth paragraph should read:

General Motors Financial of Canada, Ltd. (f/k/a AmeriCredit Financial Services of Canada, Ltd.), or GMF of Canada, is a subsidiary of General Motors Financial Company, Inc. (f/k/a AmeriCredit Corp.) and is an affiliated servicer. GMF of Canada was incorporated in the province of Ontario on May 25, 1998. GMF of Canada has been servicing subprime automobile loan contracts since 2001 through its wholly-owned subsidiary, AmeriCredit Service Center Ltd., which merged with GMF of Canada on December 31, 2003.

•	The ninth paragraph should read:

GMF of Canada will service a portion of the automobile loan contracts in the United States on behalf of the issuing entity through its service center in Peterborough, Ontario. GMF of Canada will service the automobile loan contracts pursuant to the Amended and Restated Servicing Agreement between GMF of Canada, as successor in merger to AmeriCredit Service Center Ltd., and AmeriCredit, as amended as of January 1, 2006, in accordance with the sale and servicing agreement and in accordance with AmeriCredit’s customary servicing policies and procedures, using the degree of skill and attention that AmeriCredit exercises with respect to all comparable automobile loan contracts that it services for itself or others. GMF of Canada’s servicing policies and procedures are the same as AmeriCredit’s policies and procedures, which are described in the accompanying prospectus under “AmeriCredit’s Automobile Financing Program—Servicing and Collection Procedures.” No delegation or sub-contracting by AmeriCredit of its duties under the sale and servicing agreement to GMF of Canada shall relieve AmeriCredit of its responsibility with respect to such duties.

AmeriCredit’s Automobile Financing Program:

•	The third paragraph under “General” should read:

Of the automobile loan contracts AmeriCredit and its affiliates purchased during the quarter ended September 30, 2010:

•	manufacturer-franchised dealers with new and/or used automobile operations originated approximately 92% of the automobile loan contracts; and

•	independent dealers specializing in used automobile sales originated approximately 8% of the automobile loan contracts.

Yield and Prepayment Considerations:

•	The table captioned “Delinquency Experience” under “Delinquency and Loan Loss Information” should read:

Delinquency Experience

Bankrupt accounts which have not yet been charged off are included as delinquent accounts in the table below. All dollar amounts are in thousands of dollars.

	At September 30,		At June 30,
	2010(1)(2)	2009(1)(2)	2010(1)(2)	2009(1)(2)	2008(1)(2)	2007(1)(2)	2006(1)
Portfolio at end of period(3)	$8,675,575	$10,021,033	$8,733,518	$10,927,969	$14,981,412	$15,946,549	$12,196,702
Period of Delinquency(4)
31-60 days(5)	$535,827	$763,797	$542,655	$753,086	$898,874	$755,598	$626,547
61-90 days	103,984	214,964	120,431	224,394	263,122	210,959	173,756
91 days or more	111,599	167,200	110,349	158,851	171,402	120,763	78,182

Total Delinquencies	$751,410	$1,145,961	$773,435	$1,136,331	$1,333,398	$1,087,320	$878,485
Repossessed Assets	43,519	64,876	31,457	49,280	46,763	46,081	41,566

Total Delinquencies and Repossessed Assets	$794,929	$1,210,837	$804,892	$1,185,611	$1,380,161	$1,133,401	$920,051

Total Delinquencies as a Percentage of the Portfolio	8.7%	11.4%	8.9%	10.4%	8.9%	6.8%	7.2%
Total Repossessed Assets as a Percentage of the Portfolio	0.5%	0.7%	0.4%	0.5%	0.3%	0.3%	0.3%

Total Delinquencies and Repossessed Assets as a Percentage of the Portfolio	9.2%	12.1%	9.3%	10.9%	9.2%	7.1%	7.5%

(1)	Beginning with the fiscal year ended June 30, 2006, results include automobile loan contracts from the May 1, 2006 acquisition of Bay View Acceptance Corporation as well as Bay View Acceptance Corporation automobile loan contracts originated subsequent to the acquisition date.
(2)	Beginning at March 31, 2007, results include automobile loan contracts from the January 1, 2007 acquisition of Long Beach Acceptance Corp. as well as Long Beach Acceptance Corp. automobile loan contracts originated subsequent to the acquisition date.
(3)	All amounts and percentages are based on the Principal Balances of the automobile loan contracts. Principal Balances include some portion of accrued interest.
(4)	AmeriCredit considers an automobile loan contract delinquent when an obligor fails to make a contractual payment by the due date. The period of delinquency is based on the number of days payments are contractually past due.
(5)	Amounts shown do not include automobile loan contracts which are less than 31 days delinquent.

•	The table captioned “Loan Loss Experience” under “Delinquency and Loan Loss Information” should read:

Loan Loss Experience

(dollars in thousands)

	Three Months Ended September 30,		Fiscal Year Ended June 30,
	2010(1)(2)	2009(1)(2)	2010(1)(2)	2009(1)(2)	2008(1)(2)	2007(1)(2)	2006(1)
Period-End Principal Outstanding(3)	$8,675,575	$10,021,033	$8,733,518	$10,927,969	$14,981,412	$15,946,549	$12,196,702
Average Month-End Amount Outstanding During the Period(3)	$8,718,310	$10,482,453	$9,495,125	$13,001,773	$16,066,236	$13,727,217	$11,216,530
Net Charge-Offs(4)	$119,439	$222,633	$705,388	$1,032,854	$1,000,084	$643,059	$578,629
Net Charge-Offs as a Percentage of Period-End Principal Outstanding(5)	5.5%	8.8%	8.1%	9.5%	6.7%	4.0%	4.7%
Net Charge-Offs as a Percent of Average Month-End Amount Outstanding(5)	5.4%	8.4%	7.4%	7.9%	6.2%	4.7%	5.2%

(1)	Beginning with the fiscal year ended June 30, 2006, results include automobile loan contracts from the May 1, 2006 acquisition of Bay View Acceptance Corporation as well as Bay View Acceptance Corporation automobile loan contracts originated subsequent to the acquisition date.
(2)	Beginning at March 31, 2007, results include automobile loan contracts from the January 1, 2007 acquisition of Long Beach Acceptance Corp. as well as Long Beach Acceptance Corp. automobile loan contracts originated subsequent to the acquisition date.
(3)	All amounts and percentages are based on the Principal Balances of the automobile loan contracts. Principal Balances include some portion of accrued interest.
(4)	Net Charge-Offs equal Gross Charge-Offs minus Recoveries. Gross Charge-Offs do not include unearned finance charges and other fees. Recoveries include repossession proceeds received from the sale of repossessed Financed Vehicles net of repossession expenses, refunds of unearned premiums from credit life and credit accident and health insurance and extended service contract costs obtained and financed in connection with the vehicle financing and recoveries from obligors on deficiency balances.
(5)	Results for the three months ended September 30, 2010 and September 30, 2009 are annualized.

Description of the Transaction Documents:

•	The first sentence of the fourth paragraph under “Servicing Compensation” should read:

The servicer may delegate its duties under any transaction document with respect to the servicing of and collections on certain automobile loan contracts to an affiliate of AmeriCredit, including the delegation of its duties under any transaction document with respect to the servicing of and collections on certain automobile loan contracts to GMF of Canada without first obtaining the consent of any person.

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